Delisting Determination, The Nasdaq Stock Market, LLC, April 12, 2023, HyreCar Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock and warrant of HyreCar Inc., effective at the opening of the trading session on April 24, 2023.
Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(2).
The Company was notified of the Staff determination on December 13, 2022. On December 20, 2022, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. On February 1, 2023, the Company informed the Panel that it was formally withdrawing its appeal. The Company securities were suspended since February 3, 2023. The Staff determination to delist the Company securities became final on February 3, 2023.